# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ThredUp Inc., CIK 0001484778
CUSIP: 88556E102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 969 Broadway, Suite 200, Oakland, California (CA), 94607
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001467825

## Reporting persons
- Highland Management Partners VIII Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,933,717; sole dispositive power 0; shared dispositive power 4,933,717; aggregate amount beneficially owned 4,933,717 (4.4% of the class)
  Comment: (1) All such securities are Class B Common Stock (as defined in Item 2(d) of the Original Schedule 13G (as defined below)), which are held of record by Highland VIII, Highland VIII-B and Highland VIII-C (each as defined in Item 2(a) of the Original Schedule 13G). HMP VIII Ltd (as defined in Item 2(a) of the Original Schedule 13G) is the sole general partner of HMP VIII LP (as defined in Item 2(a) of the Original Schedule 13G), which is the sole general partner of each of Highland VIII, Highland VIII-B and Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2025, filed with the United States Securities and Exchange Commission on November 3, 2025 (the "Form 10-Q"), plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons (as defined in Item 2(a) of the Original Schedule 13G) and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Highland Management Partners VIII Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,933,717; sole dispositive power 0; shared dispositive power 4,933,717; aggregate amount beneficially owned 4,933,717 (4.4% of the class)
  Comment: (1) All such securities are Class B Common Stock, which are held of record by Highland VIII, Highland VIII-B and Highland VIII-C. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the sole general partner of each of Highland VIII, Highland VIII-B and Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Highland Capital Partners VIII Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,580,027; sole dispositive power 0; shared dispositive power 3,580,027; aggregate amount beneficially owned 3,580,027 (3.2% of the class)
  Comment: (1) All such securities are Class B Common Stock, which are held of record by Highland VIII. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the general partner of Highland VIII. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Highland Capital Partners VIII-B Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,504; sole dispositive power 0; shared dispositive power 55,504; aggregate amount beneficially owned 55,504 (0% of the class)
  Comment: (1) All such securities are Class B Common Stock, which are held of record by Highland VIII-B. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the general partner of Highland VIII-B. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Highland Capital Partners VIII-C Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,298,186; sole dispositive power 0; shared dispositive power 1,298,186; aggregate amount beneficially owned 1,298,186 (1.2% of the class)
  Comment: (1) All such securities are Class B Common Stock, which are held of record by Highland VIII-C. HMP VIII Ltd is the sole general partner of HMP VIII LP, which is the general partner of Highland VIII-C. Each of HMP VIII Ltd and HMP VIII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the directors of HMP VIII Ltd and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Highland Management Partners VII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,656,621; sole dispositive power 0; shared dispositive power 2,656,621; aggregate amount beneficially owned 2,656,621 (2.4% of the class)
  Comment: (1) All such securities are Class B Common Stock, which are held of record by Highland VII, Highland VII-B, Highland VII-C and HEF VII (each as defined in Item 2(a) of the Original Schedule 13G). HMP VII LLC (as defined in Item 2(a) of the Original Schedule 13G) is the sole general partner of HMP VII LP (as defined in Item 2(a) of the Original Schedule 13G), which is the sole general partner of each of Highland VII, Highland VII-B, Highland VII-C and HEF VII. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Highland Management Partners VII Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,656,621; sole dispositive power 0; shared dispositive power 2,656,621; aggregate amount beneficially owned 2,656,621 (2.4% of the class)
  Comment: (1) All such securities are Class B Common Stock, which are held of record by Highland VII, Highland VII-B, Highland VII-C and HEF VII. HMP VII LLC is the sole general partner of HMP VII LP, which is the sole general partner of each of Highland VII, Highland VII-B, Highland VII-C and HEF VII. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Highland Capital Partners VII Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,633,061; sole dispositive power 0; shared dispositive power 1,633,061; aggregate amount beneficially owned 1,633,061 (1.5% of the class)
  Comment: (1) All such securities are Class B Common Stock, which are held of record by Highland VII. HMP VII LLC is the sole general partner of HMP VII LP, which is the general partner of Highland VII. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Highland Capital Partners VII-B Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 395,723; sole dispositive power 0; shared dispositive power 395,723; aggregate amount beneficially owned 395,723 (0.4% of the class)
  Comment: (1) All such securities are Class B Common Stock, which are held of record by Highland VII-B. HMP VII LLC is the sole general partner of HMP VII LP, which is the general partner of Highland VII-B. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Highland Capital Partners VII-C Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 576,297; sole dispositive power 0; shared dispositive power 576,297; aggregate amount beneficially owned 576,297 (0.5% of the class)
  Comment: (1) All such securities are Class B Common Stock, which are held of record by Highland VII-C. HMP VII LLC is the sole general partner of HMP VII LP, which is the general partner of Highland VII-C. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Highland Entrepreneurs' Fund VII Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 51,540; sole dispositive power 0; shared dispositive power 51,540; aggregate amount beneficially owned 51,540 (0% of the class)
  Comment: (1) All such securities are Class B Common Stock, which are held of record by HEF VII. HMP VII LLC is the sole general partner of HMP VII LP, which is the general partner of HEF VII. Each of HMP VII LLC and HMP VII LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova (a member of the Issuer's board of directors), Paul Maeder and Corey Mulloy are the managing members of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (2) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.
- Daniel Nova: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 563,993; shared voting power 7,590,338; sole dispositive power 563,993; shared dispositive power 7,590,338; aggregate amount beneficially owned 8,154,331 (7.3% of the class)
  Comment: (1) Represents 188,173 shares held of record by Mr. Nova, 6,890 shares held of record by Nova Family Enterprises and 368,930 shares held by the Daniel J. Nova 2000 Trust dtd 06/20/2000, all of which are shares of Class A Common Stock. Excludes 43,814 restricted stock units ("RSUs"), which will vest in full on the earlier of (i) May 21, 2026 or (ii) the Issuer's next annual meeting of stockholders, subject to Mr. Nova's continued service to the Issuer on such date. Each RSU represents a contingent right to receive one share of Class A Common Stock.
  
  (2) Includes all shares held of record by Highland VIII, Highland VIII-B, Highland VIII-C, Highland VII, Highland VII-B, Highland VII-C and HEF VII, all of which are shares of Class B Common Stock. Mr. Nova, a member of the Issuer's board of directors, is a director of HMP VIII Ltd and a managing member of HMP VII LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  (3) This percentage is calculated based on 104,273,162 shares of Class A Common Stock outstanding as of October 27, 2025, as reported by the Issuer in its Form 10-Q, plus 7,590,338 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

## Item 1. Issuer
Name of issuer: ThredUp Inc.
Address of issuer's principal executive offices: The information set forth in Item 1 of the Original 13G is incorporated herein by reference.

## Item 2. Person Filing
Name of person filing: The information set forth in Item 2 of the Original 13G is incorporated herein by reference.
Address of principal business office or, if none, residence: The information set forth in Item 2 of the Original 13G is incorporated herein by reference.
Citizenship: The information set forth in Item 2 of the Original 13G is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 6 of the Original 13G is incorporated herein by reference.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Highland Management Partners VIII Limited: /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Management Partners VIII Limited Partnership: By: Highland Management Partners VIII Limited, its general partner; /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII Limited Partnership: By: Highland Management Partners VIII Limited Partnership, its general partner; By: Highland Management Partners VIII Limited, its general partner;, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII Limited Partnership: /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII-B Limited Partnership: By: Highland Management Partners VIII Limited Partnership, its general partner; By: Highland Management Partners VIII Limited, its general partner;, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII-B Limited Partnership: /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII-C Limited Partnership: By: Highland Management Partners VIII Limited Partnership, its general partner; By: Highland Management Partners VIII Limited, its general partner;, Authorized Officer (02/11/2026)
- Highland Capital Partners VIII-C Limited Partnership: /s/ Jessica Healey, Authorized Officer (02/11/2026)
- Highland Management Partners VII, LLC: /s/ Jessica Healey, Authorized Manager (02/11/2026)
- Highland Management Partners VII Limited Partnership: By: Highland Management Partners VII, LLC, its general partner; /s/ Jessica Healey, Authorized Manager (02/11/2026)
- Highland Capital Partners VII Limited Partnership: By: Highland Management Partners VII Limited Partnership, its general partner; By: Highland Management Partners VII, LLC, its general partner;, Authorized Manager (02/11/2026)
- Highland Capital Partners VII Limited Partnership: /s/ Jessica Healey, Authorized Manager (02/11/2026)
- Highland Capital Partners VII-B Limited Partnership: By: Highland Management Partners VII Limited Partnership, its general partner; By: Highland Management Partners VII, LLC, its general partner;, Authorized Manager (02/11/2026)
- Highland Capital Partners VII-B Limited Partnership: /s/ Jessica Healey, Authorized Manager (02/11/2026)
- Highland Capital Partners VII-C Limited Partnership: By: Highland Management Partners VII Limited Partnership, its general partner; By: Highland Management Partners VII, LLC, its general partner;, Authorized Manager (02/11/2026)
- Highland Capital Partners VII-C Limited Partnership: /s/ Jessica Healey, Authorized Manager (02/11/2026)
- Highland Entrepreneurs' Fund VII Limited Partnership: By: Highland Management Partners VII Limited Partnership, its general partner; By: Highland Management Partners VII, LLC, its general partner;, Authorized Manager (02/11/2026)
- Highland Entrepreneurs' Fund VII Limited Partnership: /s/ Jessica Healey, Authorized Manager (02/11/2026)
- Daniel Nova: /s/ Daniel Nova, Daniel Nova (02/11/2026)
Comment: Note: This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13G originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the "Commission") on February 10, 2022, as amended by Amendment No. 1 filed with the Commission on February 6, 2023, Amendment No. 2 filed with the Commission on February 9, 2024 and Amendment No. 3 filed with the Commission on February 14, 2025 (the "Original Schedule 13G"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.